

September 27, 2012

Via E-mail
Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Korea

      Re: **Woori Finance Holdings Co., Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed April 30, 2012
             Form 20-F/A for the Fiscal Year Ended December 31, 2011
             Filed May 25, 2012
             Form 6-K filed August 29, 2012
             File No. 001-31811

Dear Mr. Lee:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F/A for Fiscal Year Ended December 31, 2011

Asset Quality of Loans, page 80

Loan Aging Schedule, page 85

1. We note your loan aging schedule and that the amounts over 3 months past due are approximately (Won)2,422 billion. We note that this amount is not consistent with the

amount of loans that were placed on non-accrual of (Won)4,910 billion as disclosed on page 84 even though both amounts represent loans over 90 days past due. We also note that both of these amounts are not consistent with your non-performing loans of (Won)3,780 billion as disclosed on page 88. Please reconcile these amounts for us, clarify any definitions relating to each category, and tell us the specific reasons for the differences in these amounts.

Potential Problem Loans, page 88

2. We note your disclosure that as of December 31, 2011 you had (Won)4,496 billion of corporate loans where you had serious doubt as to the borrower's ability to comply with repayment terms in the near future. We also note your disclosure in your 2010 Form 20-F that you had (Won)6,722 billion of corporate loans where you had serious doubt as to the borrower's ability to comply with the repayment terms in the near future as of December 31, 2010, and that those amounts were classified as impaired and therefore included in your calculation of a specific loan loss allowance under US GAAP. Please tell us whether you have revised your methodology for determining the amount of potential problem loans for this disclosure. Additionally, given the substantial decrease in the level of potential problem loans from year to year, please discuss the change in this amount from year to year, along with the drivers for this change. As part of this expanded disclosure, you may find it helpful to provide a rollforward of potential problem loans.

Liquidity Risk Management, page 216

3. We note your disclosure that the Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and this is defined as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month and you have noted that your assets exceed your liabilities. However, it is not clear how these amounts are being calculated and what assets and liabilities are included. It is also not clear how this information ties into the information provided on page F-47, which shows the maturity of your liabilities.   Please tell us and include in future filings, the assets and liabilities that are included in the calculation, and how this information relates to the information that you have provided in the notes to the financial statements.

Consolidated Statements of Comprehensive Income, page F-4

4. In future filings, please revise your presentation to make it more transparent when you are presenting subtotals in your income statement versus amounts which should be summed to arrive at a subtotal. For example, we note your presentation of net interest income, net fees and commission income, and other comprehensive income and note that the presentations of these subtotals would be more transparent if certain amounts were indented or additional lines were used to show a subtotal. Additionally, please revise future filings to make it more transparent when certain signs are used to show expenses

versus income. For example, we note that you have presented "other net operating expenses" in parentheses, but you have not used parentheses for "impairment loss on credit loss." Further, your reasons for doing so is not clear when both amounts appear to be reductions to operating income. Please also consider this comment in your summary presentation on page 4.

Note 2 – Significant Basis of Preparation and Accounting Policies, page F-15

(9) Financial Assets and Financial Liabilities, page F-20

AFS Financial Assets, page F-21

5. We note your disclosure that unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as AFS financial assets. We also note your disclosure on page F-23 that for non-marketable equity securities, you obtain prices from Korea Asset Pricing. Please tell us and disclose in future filings whether you have any non-marketable equity securities that are carried at cost. If so, please disclose that fact and provide quantification of the instruments meeting the criteria in paragraph 46 of IAS 39.

Note 4 - Risk Management, page F-33

Credit Quality of Loans and Receivables, page F-38

6. We note your table on page F-38 providing information regarding the credit quality of your loan portfolio. Your disclosure indicates that your loans are managed based on an internal rating system, but your disclosures have only segregated your loan portfolio between investment grade and non-investment grade, representing 73% and 27% of the portfolio, respectively. In order to increase the transparency of this disclosure, please disaggregate your credit quality categories further to provide additional insight into the range and amounts of loans within the different categories. In this regard, we note that 27% of your loan portfolio is below investment grade, but only 2% of your loan portfolio is impaired.

7. We note that you classify your consumer loans as investment grade or non-investment grade based on your internal rating system. Given the nature of consumer loans, please expand your disclosure to provide further insight into how you analyze consumer loans for classification as investment grade or non-investment grade. As part of your expanded disclosure, discuss the characteristics of investment grade consumer loans and non-investment grade consumer loans.

Maturity Analysis of Non-Derivative Financial Liabilities, page F-47

8. We note your presentation of both a maturity analysis of non-derivative financial liabilities by remaining contractual maturities, as required by paragraph 39(a) of IFRS 7,

as well as your presentation of "expected maturities" of non-derivative financial liabilities on page F-48. Please tell us why deposits due to customers show higher amounts occurring in earlier periods in the "expected maturities" table as compared to the table reflecting "contractual maturities."

Note 11 - The Fair Value of Financial Assets and Liabilities, page F-59

9. We note your discussion of Level 3 instruments but were unable to locate the disclosures required by paragraph 27B(e) of IFRS 7. Please revise future filings to provide this disclosure or tell us how you determined that this disclosure is not required.

Note 28 – Hybrid Securities, F-91

10. We note that you issued hybrid securities in November 2011 and March 2012 that contain a feature where you can extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate. Please respond to the following:
   - Citing specific literature, tell us why you believe these instruments are considered equity under IFRS.
   - Clarify whether the hybrid securities accumulate interest during the period that interest is deferred. If yes, clarify whether interest accrues on a compound basis on the interest that has been deferred.
   - Clarify whether interest accrues on the hybrid securities regardless of whether dividends are paid on common stock.
   - Tell us the terms of any redemption provisions. For example, are there particular call dates or prices, or are you able to redeem the hybrid securities at any time at par?
   - Tell us whether the hybrid security holders are given any additional rights (voting, put rights, decision making, etc.) while the hybrid securities are deferring interest.
   - Tell us whether there any provisions that could result in cash redemption, regardless of how remote the scenario may be.

Note 47 - Transition to International Financial Reporting Standards ("IFRS"), page F-106

11. It is not clear from your disclosure exactly which of the mandatory exemptions in Appendix B of IFRS 1 you have used. When you have used the exemptions, please qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F.

12. We note your disclosure on page F-108 that you designated some part of AFS financial assets and debentures as financial assets and liabilities at FVTPL at the transition date. It is not clear from your disclosures the specific assets and liabilities that were designated as well as their carrying amount in the previous financial statements. Please tell us and

provide the disclosures required by paragraph 29 of IFRS 1 in future filings, or tell us where this has been disclosed. Additionally, tell us and disclose how you concluded that the criteria in paragraph 9(b)(i) and 9(b)(ii) or 11A of IAS 39 were met for these instruments at the date of transition.

Reconciliation to IFRS from Korean GAAP, page F-111

13. We note that you recorded an adjustment related to the revaluation of premises and equipment in your reconciliation of equity to IFRS from Korean GAAP as well as in your reconciliation to IFRS from US GAAP as of January 1, 2010. Please tell us why the amounts, (Won)811 million and (Won)1,439 million, are different in light of the fact that you used the cost method for properties and premises under both Korean GAAP and US GAAP. As part of your response, please tell us whether you used the same revaluation method under both methodologies.

14. We note your presentation of day 1 profit and loss that has been deferred under IFRS on page F-90 of your primary IFRS financial statements. Please tell us how you accounted for any such difference arising upon the transition to IFRS pursuant to the guidance in paragraph D20 of IFRS 1.

Note 48 - Significant Differences between IFRS and US GAAP, page F-113

15. We note that you made adjustments related to hedge accounting in your reconciliations to IFRS from US GAAP as well as in your reconciliation to IFRS from Korean GAAP. Please tell us how you applied the mandatory exception for hedge accounting under paragraphs B4-B6 of IFRS 1 since it is not clear from your disclosures. Please address the following:
    - Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges (i.e. cash flow, fair value etc.) that were discontinued upon your transition to IFRS.
    - Tell us your current accounting treatment for the derivatives and hedged items that were discontinued upon the transition to IFRS.
    - Tell us why the adjustments for hedge accounting in the reconciliations between IFRS and Korean GAAP and IFRS and US GAAP are different.

16. We note your reconciling item to reclassify hybrid securities from a liability to equity in both your US GAAP to IFRS reconciliation and your Korean GAAP to IFRS reconciliation. Please describe in more detail the nature of these hybrid securities, including the terms (i.e. redeemable features, put/call features, voting provisions, whether cumulative interest accrues during any deferral period, etc.), and tell us where the amounts are classified and discussed in your primary IFRS financial statements. In this regard, we note that that the adjustment to equity as of December 31, 2010 is for (Won)2,625 billion and we are unable to locate hybrid securities on page F-91 for that amount as of December 31, 2010.

17. We note your disclosure on page F-113 that you consolidated your subsidiary, Woori Investment & Securities by de facto control, since you hold 35% ownership of the subsidiary and the remaining shares are held by multiple shareholders, none individually holding more than 5%. With respect to this subsidiary as well as your control analysis please address the following:
    - Tell us whether you have any other potential voting rights or any other agreement with other investors that you are considering as part of your decision to consolidate.
    - You disclosed that you have controlled the subsidiary's financial and operational policies through the nomination of directors, shareholder meetings, and sharing the group strategies. Please provide specific analysis, including examples of specific decisions and policies you believed you exercised control over while only having a 35% ownership stake. As part of your response, please support how you believe your actions support the ability to control versus the ability to significantly influence given your 35% ownership stake.
    - Discuss whether you have control of the Board through your ownership as well as any other factors that you have considered in concluding that it is appropriate to consolidate this subsidiary under IAS 27.
    - Please tell us whether this entity was consolidated under K-GAAP prior to the transition to IFRS. Please also tell us whether you used the exemption permitted in paragraph D4 of IFRS 1 related to insurance contracts.

18. We note your discussion of the differences in consolidation accounting policies between IFRS and US GAAP on page F-113 and the adjustments recorded on page F-116, which appear to principally relate to the consolidation of Woori Investment & Securities upon the transition to IFRS. Please tell us whether there were any other entities where the scope of consolidation changed between IFRS and US GAAP upon your transition to IFRS. As part of your response, please specifically address whether there was a change in accounting for your principal guaranteed trusts which are discussed on page 70 of your Form 20-F/A.

Form 6-K filed August 29, 2012

Exhibit 99.1

Note 42 – Contingent Liabilities and Commitments, page 61

19. We note from your disclosure that the number of cases filed against you as defendant has increased from 292 cases to 404 cases between December 31, 2011 and June 30, 2012, but your allowances for litigation have decreased from (Won)261.5 billion to (Won)177.4 billion. Please respond to the following:
    - Discuss the factors driving the 32% reduction in your allowance for litigation, particularly in light of the number of cases filed against you between the two periods.

- We note your discussion of some of the significant lawsuits you are facing, but note that it does not include one of the most financially significant lawsuits filed against Kyongnam Bank related to fraudulent transactions and for which you believe your potential exposure is approximately (Won)325 billion, based on disclosure on page 169 of your Form 20-F. Please tell us the current status of the cases related to this matter and tell us whether you have recorded any allowances for this litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant